ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«31st» March 2008г. [redacted] № 13-07-194

08001875

SEC
Mail Processing
Section

APR 11 2008

Washington, DC
101

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

AO

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas" "Resolutions adopted by the Board of Directors" "On recommendations regarding the size and method of dividend payments" and information on significant fact "Information on the facts contributing to a single increase (decrease) of net profit or net loss of the Issuer by over 10 per cent" dated March, 28th, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

PROCESSED
APR 21 2008
THOMSON
FINANCIAL

Enclosure: a copy of 2 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

4/17

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«31» марта 2008г. № 13-07-194

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз» «Решения, принятые советом директоров «О рекомендациях по размеру выплачиваемого дивиденда по акциям и порядку его выплаты» и сообщение о существенном факте «Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов» от 28 марта 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам — С.А.Фёдоров

Колесникова
(7 3462) 42 65 02

# Information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas" "Resolutions adopted by the Board of Directors" "On recommendations regarding the size and method of dividend payments"

| 1. General Information | |
|---|---|
| 1.1. The Issuer's full corporate name | ***Open Joint Stock Company "Surgutneftegas"*** |
| 1.2. The Issuer's abbreviated corporate name | ***OJSC "Surgutneftegas"*** |
| 1.3. The Issuer's location | ***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation*** |
| 1.4. The Issuer's OGRN code | ***1028600584540*** |
| 1.5. The Issuer's taxpayer identification number (INN) | ***8602060555*** |
| 1.6.The Issuer's unique code as assigned by the registering authority | ***00155-A*** |
| 1.7. Website used by the Issuer to disclose information | ***www.surgutneftegas.ru*** |

| 2. Information Content |
|---|
| 2.1. Date of the open joint stock company Board Meeting which adopted the corresponding resolution: ***March 28, 2008.*** |
| 2.2. Date and number of Minutes of the open joint stock company Board Meeting which adopted the corresponding resolution: ***March 28, 2008, Minutes No 5.*** |
| 2.3. Content of the resolution adopted by the open joint stock company Board of Directors:<br>***The Board of Directors unanimously resolved:***<br>***To recommend annual general shareholders' meeting of OJSC "Surgutneftegas" to declare the following dividend payment for 2007: RUR 0,82 per a preferred share of OJSC "Surgutneftegas", RUR 0,60 per an ordinary share of OJSC "Surgutneftegas". Payment is to be performed according to the procedure recommended by the Board of Directors. Dividend payment is to start on May 15, 2008 and to end on June 30, 2008.***<br>***To recommend annual general shareholders' meeting a dividend payment procedure of OJSC "Surgutneftegas" for 2007.*** |

| 3. Signature |
|---|
| 3.1. ***Director General OJSC "Surgutneftegas"*** ____________________ ***Vladimir L. Bogdanov*** |
| 3.2. Date March 28, 2008 Stamp |

**Information on significant fact**
**"Information on the facts contributing to a single increase (decrease) of net profit or net loss of the Issuer by over 10 per cent"**

| 1. General Information | |
|---|---|
| 1.1. The Issuer's full corporate name | ***Open Joint Stock Company "Surgutneftegas"*** |
| 1.2. The Issuer's abbreviated corporate name | ***OJSC "Surgutneftegas"*** |
| 1.3. The Issuer's location | ***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation*** |
| 1.4. The Issuer's OGRN code | ***1028600584540*** |
| 1.5. The Issuer's taxpayer identification number (INN) | ***8602060555*** |
| 1.6.The Issuer's unique code as assigned by the registering authority | ***00155-A*** |
| 1.7. Website used by the Issuer to disclose information | ***www.surgutneftegas.ru*** |

2. Information Content

2.1. The fact resulted in a single increase (decrease) of net profit or net loss of the Issuer by over 10 per cent: ***net profit increase.***

2.2. Date of the fact resulted in a single increase of net profit of the Issuer by over 10 per cent: ***March 25, 2008.***

2.3. The size of the Issuer's net profit for the reporting year preceding the reporting year, in which the correspondent fact appeared: ***77,104,602 thousand rubles.***

2.4. The size of the Issuer's net profit for the reporting year, in which the correspondent fact appeared: ***88,626,664 thousand rubles.***

2.5. Change in the Issuer's net profit:
in absolute terms: ***11,522,062 thousand rubles;***
in percentage terms: ***14,94%.***

3. Signature

3.1. ***Director General***
***OJSC "Surgutneftegas"*** ____________________ ***Vladimir L. Bogdanov***

3.2. Date March 28, 2008 Stamp

3.3. ***Chief Accountant***
***OJSC "Surgutneftegas"*** ____________________ ***Mikhail N. Globa***

3.4. Date March 28, 2008

END